Exhibit 99.1

TSX:     JE
NYSE:  JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Announce Fourth Quarter and Fiscal Year 2015 Results

TORONTO, ONTARIO - - April 30, 2015 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, announced today that it will release operating results for fourth quarter and fiscal year 2015 on May 14, 2015. The Company will host a conference call and live webcast to review the fourth quarter results beginning at 2:00 p.m. eastern standard time on May 14, 2015 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast

•	Thursday, May 14, 2015

•	2:00 p.m. EST

Those who wish to participate in the conference call may do so by dialing 1-866-229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=980212&s=1&k=AC597ACB32DF11D938A339BCD3EB8C55

For those unable to attend an audio tape rebroadcast will be available starting at 4:30 p.m. EST May 14, 2015 until May 21, 2015 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 5662147#. The webcast will be available until August 14, 2015.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com